                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-70134


PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated October 11, 2001)



                                3,324,954 SHARES

                                  HYSEQ, INC.

                       d/b/a Hyseq Pharmaceuticals, Inc.

                                  COMMON STOCK

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These shares of common stock are being offered by the selling stockholders identified in this prospectus. The selling stockholders may sell their shares of common stock in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section entitled "Plan of Distribution" beginning on page 3.

We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of these shares.

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OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "HYSQ." ON JANUARY 16, 2002, THE LAST REPORTED SALE PRICE FOR OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $8.19 PER SHARE.

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INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


January 17, 2002

                                TABLE OF CONTENTS

                                                                                         PAGE
        Risk Factors.......................................................................1

        About Hyseq........................................................................1

        Special Note Regarding Forward-Looking Statements..................................1

        Use of Proceeds....................................................................1

        Selling Stockholders...............................................................2

        Plan of Distribution...............................................................3

        Legal Matters......................................................................5

        Experts............................................................................5

        Where You Can Find More Information................................................5

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        You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. In this prospectus, unless otherwise indicated, "Hyseq," "we," "us" or "our" refer to Hyseq, Inc., d/b/a Hyseq Pharmaceuticals, Inc. and its subsidiaries.

        We own or have rights to use trademarks or trade names that we use in conjunction with the operation of our business. Hyseq is a registered trade and service mark of the Company. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                                  RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors contained in our most recent filing on Form 10-K and all other information contained in and incorporated by reference in this prospectus before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                                   ABOUT HYSEQ

        We are engaged in research and development of novel biopharmaceutical products from our collection of proprietary genes discovered using our high-throughput screening-by-hybridization platform. We believe our screening-by-hybridization platform, which is related to our proprietary sequencing-by-hybridization (SBH) technology, gives us a significant advantage in discovering novel, rarely-expressed genes. We believe we possess one of the most important proprietary databases of full-length human gene sequences. To date, our activities have focused primarily on full-length gene sequencing, patenting, bioinformatics and early stage research activities to prioritize our therapeutic protein candidates. As of June 30, 2001, we had filed patent applications on more than 7,100 full-length gene sequences. We are currently investigating potential applications for two molecules, IL-1Hyl and CD39L4, including potential applications for inflammatory diseases and for heart disease. Meanwhile, we are expanding and accelerating our research activities to elucidate the role of other novel genes in our proprietary database. Our database includes genes which encode chemokines, growth factors, stem cell factors, interferons, integrins, hormones, receptors and other potential protein therapeutics or drug targets.

        We were incorporated in Illinois in August 1992 and reincorporated in Nevada in November 1993. Our executive offices are located at 675 Almanor Avenue, Sunnyvale, California 94085 and our telephone number is (408) 524-8100. Our World Wide Web address is http://www.hyseq.com. Information contained in our World Wide Web site should not be considered to be part of this prospectus.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in the section entitled "Risk Factors" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to be materially different from any future results, levels of activity or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

        In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available in the future.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

        On August 28, 2001, we sold an aggregate of 3,040,733 shares of our common stock to the selling stockholders in a private placement and issued the selling stockholders warrants to purchase an aggregate of 1,520,368 shares of common stock. In connection with this sale, we agreed to file a registration statement with the SEC covering the resale of the shares, including the shares issuable upon exercise of the warrants. The following table sets forth the names of the selling stockholders, the number of shares of our common stock that each selling stockholder beneficially owns as of January 15, 2002 and the number of shares which may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. No selling stockholder may exercise its warrant if such exercise would result in the selling stockholder owning more than 4.999% of our outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise). Percentage ownership is based on 19,312,026 shares of common stock outstanding as of January 15, 2002. Each selling stockholder may sell all, some or none of the common stock being offered.

                                                                              SHARES BENEFICIALLY
                                                SHARES          SHARES         OWNED SUBSEQUENT
                                             BENEFICIALLY     OFFERED BY      TO THE OFFERING (1)
NAME OF SELLING STOCKHOLDER                 OWNED PRIOR TO       THIS       ----------------------
---------------------------                  THE OFFERING     PROSPECTUS     SHARES      PERCENT
                                            --------------    ----------    -------      ---------
Blue Ridge Limited Partnership                 428,573         428,573           0           *
Cranshire Capital, L.P.                        174,573         174,573           0           *
Euram Cap. Strat. (A) Fund Ltd.                 75,000          75,000           0           *
Narragansett I, LP                             109,607         109,607           0           *
Narragansett Offshore, Ltd.                    222,536         222,536           0           *
SDS Merchant Fund, L.P.                        150,000         150,000           0           *
Peter S. Garcia(2)                              21,735          21,435          300          *
Pine Ridge Financial, Inc.                     189,286         189,286           0           *
The Rathmann Family 1989 Revocable
Trust(2)                                     3,613,078         857,142       2,755,936     14.3
Richard G. Robb                                137,500          37,500        100,000        *
Swiftcurrent Partners, L.P.                    214,287         214,287           0           *
Ted W. Love(2)                                 260,903          21,435        239,468       1.2
Vulcan Ventures Inc.                           750,000         750,000           0           *
Vertical Ventures, LLC                           7,145           7,145           0           *
William Bennett(2)                              27,435          21,435         6,000         *
Weist Family Trust(2)                          251,675          45,000        206,675       1.1

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*       Less than 1% of the outstanding shares of common stock.

(1) Assumes the sale of all shares, including shares issuable upon exercise of the warrants, offered hereby.

(2) These selling stockholders have agreed, pursuant to ongoing discussions that we are having with the NASD, not to vote or transfer their shares of common stock offered pursuant to this prospectus until such time as the offer and sale of the shares to them in the private placement has been ratified by our stockholders.

        William F. Bennett, Ph.D. has served as our Senior Vice President Research since July 2001.

        Peter S. Garcia has served as our Senior Vice-President and Chief Financial Officer since May 2001.

        Ted W. Love, M.D. has served as our President and Chief Executive Officer since March 2001, and as a director since February 2001. Dr. Love served as our President and Chief Operating Officer from January 2001 until March 2001.

        George B. Rathmann, Ph.D. has served as Chairman and a director since February 2000. Dr. Rathmann served as our Chief Executive Officer from May 2000 to March 2001, and also served as our President from May 2000 to January 2001. We have entered into a Line of Credit Agreement, dated as of August 6, 2001, with Dr. Rathmann, which provides us with a credit line of up to an aggregate principal amount of $20 million, with interest on outstanding principal amounts at a rate per annum equal to one percent (1%) above the prime rate most recently announced by Bank of America National Trust and Savings Association. We can repay borrowings under the credit line with shares of our common stock. In November 2000, we entered into another $20 million line of credit with Dr. Rathmann, which we completely drew down in March 2001 and repaid by issuing 2,237,637 shares of our common stock.

        Robert D. Weist has served as a director since May 1993 and as Vice Chairman since February 2000. Mr. Weist served as Chairman from March 1994 until February 2000 and as President from May 1993 until March 1994. Mr. Weist and his spouse serve as co-trustees of the Weist Family Trust.

        Except as stated above, we are unaware of any material relationship between the selling stockholders and us in the past three years other than as a result of the ownership of shares of our common stock.

        We are registering the shares of our common stock offered by the selling stockholders pursuant to contractual registration rights we granted to the selling stockholders. We have filed a registration statement related to the shares offered hereby and have agreed to keep such registration statement effective until the earlier of (1) the date on which all the shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act, and (2) two years after the registration statement is declared effective.

        We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the selling stockholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including liabilities under the Securities Act.

                              PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

        - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

        - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by broker-dealer as principal and resale by the broker-dealer for its account;

        - an exchange distribution in accordance with the rules of the applicable exchange;

        -   privately negotiated transactions;

        -   short sales;

        - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

        -   a combination of any such methods of sale; and

        -   any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the Shares or common stock or Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for the purposes of this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

        We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities and Exchange Act during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes any selling stockholder, any affiliated purchaser and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

        We are required to pay all fees and expenses incident to the registration of the shares, including $10,000 of fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        Kummer Kaempfer Bonner & Renshaw of Las Vegas, Nevada will issue an opinion about certain legal matters with respect to the common stock being offered in this prospectus.

                                     EXPERTS

        The financial statements of Hyseq Inc. and subsidiaries as of December 31, 2000 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        Ernst & Young LLP, independent auditors, have audited our consolidated balance sheet as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, as well as at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        1. Our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on April 2, 2001;

        2. Our Quarterly Reports for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, filed with the SEC on May 15, 2002, August 14, 2001 and November 14, 2001;

        3. Our Current Reports on Form 8-K, filed with the SEC on January 17, 2001, February 21, 2001, March 23, 2001, May 3, 2001, May 21, 2001, July 20,
2001, September 12, 2001 and November 1, 2001.

        4. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on July 23, 1997.

        We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                          Hyseq Pharmaceuticals, Inc.
                           Attention: Peter S. Garcia
                               675 Almanor Avenue
                               Sunnyvale, CA 94085
                                 (408) 524-8100